PERMAL HEDGE STRATEGIES FUND

July 31, 2012

VIA EDGAR

Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Application for Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended, of Pre-Effective Amendment to the Registration Statement (File Type N-2/A) on Form N-2 Filed on July 27, 2012 SEC File Nos. 333-177961 and 811-22628

Dear Ms. Lithotomos:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Permal Hedge Strategies Fund (CIK No. 0001534643) (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s Pre-Effective Amendment to the Registration Statement filed on July 27, 2012 (File Type N-2/A) (the “Amendment”) to the above-referenced Registration Statement, filed with the Commission on November 14, 2011.

The Registrant filed Post-Effective Amendment No. 1 to the Registration Statement on July 27, 2012. Immediately prior to filing the Post-Effective Amendment this document was inadvertently filed as a Pre-Effective Amendment to the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Pre-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities were sold under the Pre-Effective Amendment.

If you have any questions regarding this application for withdrawal, please contact Sarah Cogan of Simpson Thacher & Bartlett LLP at 212-455-3575 or Jeremy Barr at 212-455-2918.

Very truly yours,

/s/ George Hoyt
Name: George Hoyt Title: Assistant Secretary